EXHIBIT 1

                                  [TRANSLATION]

                                                                  March 24, 2005

SECURITIES AUTHORITY                TEL AVIV STOCK EXCHANGE
www.isa.gov.il                      www.tase.co.il


                                IMMEDIATE REPORT

Notice is hereby given that the term of employment of the General Manager of the bank, Mr. U. Galili and the Deputy General Manager of the bank, Mr. A. Savir, was extended for approximately one year, until July 29, 2006, the date established in the decision of the government of Israel as the date for the termination of the "Run-off" plan for the bank.